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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                          ----------------------------

                                   SCHEDULE TO

   TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                          IR BIOSCIENCES HOLDINGS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

                        WARRANTS TO PURCHASE COMMON STOCK
                         (Title of Class of Securities)

                                   382685 10 5
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

                    MICHAEL WILHELM, CHIEF EXECUTIVE OFFICER
                          IR BIOSCIENCES HOLDINGS, INC.
                        4021 NORTH 75TH STREET, SUITE 201
                            SCOTTSDALE, ARIZONA 85251
                                 (480) 922-3926
            (Name, Address and Telephone Number of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                  WITH COPY TO:
                             Thomas J. Poletti, Esq.
                            Katherine J. Blair, Esq.
                   Kirkpatrick & Lockhart Nicholson Graham LLP
                       10100 Santa Monica Blvd., 7th Floor
                          Los Angeles, California 90067
               Telephone: (310) 552-5000 Facsimile: (310) 552-5001

                                January 24, 2005
     (Date Tender Offer First Published, Sent or Given to Security Holders)

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                           CALCULATION OF FILING FEE:

          Transaction Valuation(1)                Amount of Filing Fee(1)(2)
          ------------------------                --------------------------
                $7,992,660.42                               $940.74*
          ------------------------                --------------------------

* Previously paid.

(1) Estimated for purposes of calculating the amount of the filing fee only. An offer is made to holders of 13,780,449 Warrants to temporarily reduce the exercise price of such Warrants from $0.50 to $0.20 per share. The transaction value is calculated pursuant to Rule 0-11(b)(2) and 0-11(a)(4) using the average of the high and low sales price of the issuer's Common Stock underlying the Warrants on January 21, 2005.

(2)  Calculated by multiplying the Transaction Valuation by 0.0001177.

         [ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:    Not applicable.
         Form or Registration No.:  Not applicable.
         Filing Party:              Not applicable.
         Date Filed:                Not applicable.

         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate box(es) below to designate any transactions to which the statement relates:

         [ ]  third-party tender offer subject to Rule 14d-1.
         [X]  issuer tender offer subject to Rule 13e-4.
         [ ]  going-private transaction subject to Rule 13e-3.
         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

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INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on January 24, 2005, relating to an offer (the "Offer") by IR Biosciences Holdings, Inc., a Delaware corporation (the "Issuer" or the "Company), to temporarily reduce the exercise price of certain warrants issued in October 2004 (the "Warrants") from $0.50 to $0.20 per share.



This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-4(c) promulgated under the Securities Exchange Act of 1934, as amended, which requires a final amendment to Schedule TO to be filed to report the results of the Offer.

The Offer expired at 9:00 am, Pacific Standard Time, on March 4, 2005. The Issuer accepted for exercise a total of 6,600,778 Warrants validly tendered and not withdrawn pursuant to the terms of the Offer, which represents approximately 48% of the aggregate 13,780,449 Warrants that were subject to the Offer.





ITEM 12.    EXHIBITS.

          The following are attached as exhibits to this Schedule TO:

          (a) (1)(i) Offer Letter to Warrant Holders and Letter of Transmittal, dated January 24, 2005 and as amended February 18, 2005.*

               (1)(ii) Notice Letter to Warrant Holders, dated February 18, 2005, informing holders of the extension of the Offer.*

          (b)  Not applicable.

          (c)  Not applicable.

          (d) (1) Employment Agreement dated December 16, 2002 between ImmuneRegen BioSciences, Inc., a subsidiary of the Issuer, and Michael Wilhelm (incorporated by reference to exhibit 10.1 of the Issuer's registration statement on Form SB-2 (file no. 333-120784) filed with the Securities and Exchange Commission on November 24, 2004).

               (2) 2003 Stock Option, Deferred Stock and Restricted Stock Plan (incorporated by reference to exhibit 4.1 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

               (3) Form of Stock Option Agreement (Employee) (incorporated by reference to exhibit 4.2 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

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               (4) Form of Stock Option Agreement (Executive) (incorporated by reference to exhibit 4.3 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

               (5) Form of Stock Option Agreement (Super Executive) (incorporated by reference to exhibit 4.4 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

               (6) Form of Stock Option Agreement (Other) (incorporated by reference to exhibit 4.5 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

               (7) Form of Restricted Stock Award Agreement (Employee) (incorporated by reference to exhibit 4.6 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

               (8) Form of Restricted Stock Award Agreement (Executive) (incorporated by reference to exhibit 4.7 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

               (9) Form of Restricted Stock Award Agreement (Super Executive) (incorporated by reference to exhibit 4.8 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

               (10) Form of Restricted Stock Award Agreement (Other) (incorporated by reference to exhibit 4.9 of the Issuer's registration statement on Form S-8 (file no. 333-113511) filed with the Securities and Exchange Commission on March 11, 2004).

               (11) Form of Warrant (incorporated by reference to exhibit 4.1 of the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2004).

               (12) Form of Registration Rights (incorporated by reference to exhibit 4.2 of the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2004).

               (13) Form of Anti-Dilution Rights (incorporated by reference to exhibit 4.3 of the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2004).

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               (14) Form of Subscription Agreement (incorporated by reference to exhibit 10.1 of the Issuer's current report on Form 8-K filed with the Securities and Exchange Commission on October 19, 2004).

        (e)    Not applicable.
        (f)    Not applicable.
        (g)    Not applicable.
(h)            Not applicable.

*  Previously filed

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                                   SIGNATURES

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            IR Biosciences Holdings, Inc.

                                            By:  /S/ MICHAEL WILHELM
                                                 ------------------------------
                                            Name:  Michael Wilhelm
                                            Title: Chief Executive Officer

Dated:  March 15, 2005

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